First High-School Education Group Co., Ltd.

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

People’s Republic of China

VIA EDGAR

October 18, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (the “Company”)

Responses to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed May 1, 2023

File No. 001-40150

Ladies and Gentlemen,

This letter sets forth the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated September 20, 2023 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2022 filed on May 1, 2023 (the “2022 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Annual Report on Form 20-F

Introduction, page ii

1.	Please disclose that the VIE structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company as a result of this structure.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with underlines showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

October 18, 2023

“INTRODUCTION

…

Our Holding Company Structure and Contractual Arrangements with the VIE

First High-School Education Group Co., Ltd., our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling Long-Spring Education, the VIE which controls and holds our schools, collectively as the affiliated entities, through certain contractual arrangements. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the affiliated entities. We conduct our business operations through both our subsidiaries and the affiliated entities, which we effectively control through certain contractual arrangements. We, together with the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). As a result, we have to control over the affiliated entities through contractual arrangements. The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the affiliated entities, and investors may never hold equity interests in the Chinese operating companies. Instead, we control and receive the economic benefits of the affiliated entities’ business operation through a series of contractual agreements with the affiliated entities. The contractual agreements with the affiliated entities are designed to provide Yunnan Century Long-Spring Technology Co., Ltd. (“Yunnan WFOE”) with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the affiliated entities, including absolute control rights and the rights to the assets, property, and revenue of the affiliated entities. As a result of our direct ownership in Yunnan WFOE and the contractual agreements with the affiliated entities, we are regarded as the primary beneficiary of the affiliated entities for accounting purposes. Accordingly, we have consolidated the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. Neither First High-School Education Group Co., Ltd. nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIE. The contractual arrangements were not equivalent to an equity ownership in the business of the VIE and its subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the affiliated entities. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

October 18, 2023

…

Our corporate structure has been subject to unique risks associated with the VIE structure. The contractual arrangements with the VIE have not been tested in court. If the PRC government deems that our contractual arrangements with the VIE did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the VIE and, consequently, may affect the historical financial performance of the VIE and our Company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected.”

The Company also undertakes to revise the relevant disclosure in its future Form 20-F filings per the blacklines shown below (with additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“Risks Related to Our Corporate Structure

If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected.

We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in the PRC is extensively regulated and subject to numerous restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2021)(the “2021 Special Administrative Measures”), foreign investors are prohibited from investing in primary and middle schools in the PRC for students in grades one through nine. High school is also restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to relevant regulations, the foreign investors invested in high schools must be foreign education institutions, with relevant educational qualification and high quality of education. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in Education in the PRC” for details. Accordingly, our wholly-owned subsidiary, Yunnan WFOE, in China is currently ineligible to apply for the required education licenses and permits in China for the operation of primary and middle schools. In order to establish the structure for operating our business in China, we entered into a series of arrangements in which our wholly-owned subsidiary, Yunnan WFOE, receives full economic benefits from our schools. Neither we nor our subsidiaries own any share in the affiliated entities, and investors may never hold equity interests in the Chinese operating companies. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” We expect to continue to rely on our contractual arrangements to operate our education business. As a result, investors face unique risks associated with our holding company structure. The contractual arrangements with the VIE have not been tested in court. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless.”

October 18, 2023

2.	Where you discuss the legal and operational risks related to having significant operations in China on page iv, revise to also address how recent statements and regulatory actions by China’s government related to the use of variable interest entities have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also include cross-references to the individual related risk factors.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Our Holding Company Structure and Contractual Arrangements with the VIE

…

We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments. The PRC government has recently issued statements and regulatory actions relating to areas such as ~~For example, we and the affiliated entities face risks associated with~~ regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. For example, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or reports from the CSRC, and we will take any and all actions necessary to complete the filing with the CSRC if required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges or traded in foreign over the counter trading markets, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect and store data during the conduct of our business.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies and institutions providing education services at the various school levels. In addition, the PRC government regulates the provision of education services through strict licensing requirements. In order to comply with PRC regulatory requirements, we conduct our business operations in China through both our subsidiaries and the affiliated entities, which we effectively control through certain contractual arrangements. We, together with the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the MOFCOM and the NDRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For relevant risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

October 18, 2023

3.	Refrain from using terms such as “we” or “our” when describing activities or functions of the VIE. In this regard, we note that your definition of “we” includes the affiliated entities, which in turn includes the VIE.

RESPONSE: In response to the Staff’s comment, the Company undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIE and implying that the historical contractual agreements were equivalent to equity ownership in the VIE in its future Form 20-F filings. The Company also undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

●	“VIE” refers to Long-Spring Education Holding Group Limited, the variable interest entity, whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. The VIE is a domestic PRC company in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;

…

●	“we,” “us,” “our” or “our company” refers to First High-School Education Group Co., Ltd., and its subsidiaries ~~and its affiliated entities~~, and, in the context of describing the substantive operations and financial information relating to such operations of First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities as a whole, refers to First High-School Education Group Co., Ltd. and its subsidiaries and the affiliated entities; and

…”

The Company also respectfully advises the Staff to refer to the Company’s response to comment #1 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction—Our Holding Company Structure and Contractual Arrangements with the VIE.”

October 18, 2023

4.	Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong/Macau. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks. Also discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences, such as the enforceability of civil liabilities in Hong Kong/Macau and China’s Enterprise Tax Law, and disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

RESPONSE: The Company respectfully advises the Staff that it does not have any operation in Hong Kong and Macau. In light of this, the Company believes that laws and regulations in Hong Kong and Macau, including the regulatory actions related to data security or anti-monopoly concerns and regulations that may result in oversight over data security, do not have a material impact on its ability to conduct business, accept foreign investment, or list on a United States or foreign stock exchange. To the extent that the Company has material operations in Hong Kong and/or Macau in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong and/or Macau as well as the related risks and consequences, as appropriate.

In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes ~~excluding, for the purpose of this annual report only,~~ Taiwan and the special administrative regions of Hong Kong and Macau;

October 18, 2023

…

Our Holding Company Structure and Contractual Arrangements with the VIE

…

As of the date of this annual report, laws and regulations in Hong Kong and Macau, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong and Macau, do not have a material impact on our ability to conduct business, accept foreign investment, or list on a United States or foreign stock exchange.”

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“INTRODUCTION

…

Our Holding Company Structure and Contractual Arrangements with the VIE

…

The Holding Foreign Companies Accountable Act

Our financial statements contained in the annual report on Form 20-F for the years ended December 31, 2020, 2021 and 2022 have been audited by an independent registered public accounting firm that is headquartered in Singapore and has been inspected by the Public Company Accounting Oversight Board (United States) (“PCAOB”) on a regular basis, which was not included in the list of PCAOB Identified Firms of having been unable to be inspected or investigated completely by the PCAOB in the PCAOB Determination Report issued in December 2021…… The cessation of trading of our ordinary shares, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.

…

October 18, 2023

Cash and Asset Flows through Our Organization

First High-School Education Group Co., Ltd. is a holding company with no business operations of its own. We conduct our operations primarily through our PRC subsidiaries and affiliated entities in China. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under applicable PRC laws and regulations, First High-School Education Group Co., Ltd. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by First High-School Education Group Co., Ltd. to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to approval by the MOFCOM or its local counterparts. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies.” In 2020, 2021 and 2022, First High-School Education Group Co., Ltd. and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong did not make any capital contribution or loans to our PRC subsidiaries or the VIE, except that First High-School Education Group Co., Ltd. made loans of RMB63.2 million to Yunnan WFOE in 2021. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

Our PRC subsidiaries received RMB282.4 million, RMB137.7 million and RMB122.9 million from the VIE in 2020, 2021 and 2022, respectively, which include cash advances and service fees made by the VIE to our PRC subsidiaries for daily operations. The VIE received RMB43.0 million, RMB270.8 million and RMB139.6 million from our PRC subsidiaries in 2020, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations. For risks relating to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless.”

October 18, 2023

Our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. If we intend to distribute dividends, we will transfer the dividends to First High-School HK, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then First High-School HK will transfer the dividends to First High-School BVI, our BVI subsidiary, and further to First High-School Education, the Cayman Islands holding company, and the dividends will be distributed from the First High-School Education to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. In 2020 and 2021, no dividends were declared and paid by our PRC subsidiaries. In 2022, dividends of US$1.24 million, net of 10.0% withholding tax were declared and paid to First High-School HK by our PRC subsidiaries. We have no current intention to pay dividends to shareholders. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

There were no other transfer of assets, dividends or distributions made between First High-School Education Group Co., Ltd., the VIE and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors in 2020, 2021 and 2022, except that (1) we declared dividends of US$24.2 million and paid such dividends, together with the previously declared but unpaid amount of RMB10.4 million, totaling US$25.7 million, to Longwater Topco B.V. in the amount of US$7.5 million and to other shareholders in the amount of US$18.2 million in the first quarter of 2021, and (2) we declared dividends of US$1.24 million, net of 10.0% withholding tax, in September 2022 and made payments in October 2022 to the holders of our ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of China. As of the date of this annual report, there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

October 18, 2023

We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among First High-School Education Group Co., Ltd., its subsidiaries, the VIE and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under the Cayman Islands laws, First High-School Education Group Co., Ltd. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings and (2) we determine to pay a dividend in the future:

Tax calculation
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.
(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	The PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to First High-School Education Group Co., Ltd.
(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to First High-School Education Group Co., Ltd. will be 67.5%.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-group entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIE could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.”

October 18, 2023

The Company also respectfully proposes to revise the relevant risk factor under Item 3.D. in its future Form 20-F filings as follows (with additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“ITEM 3. KEY INFORMATION

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D. Risk Factors

Summary Risk Factors

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Risks related to doing business in China

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●	Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash and Asset Flows through Our Organization” and “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”;

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October 18, 2023

Risks Related to Doing Business in China

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

…

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the VIE to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiary in Hong Kong, likewise, may not be available to meet our currency demand. See “Introduction—Cash and Asset Flows through Our Organization.”

The Company also respectfully proposes to revise the relevant disclosure under Item 5.B. in its future Form 20-F filings as follows (with additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

First High-School Education Group Co., Ltd. may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries must be approved by the MOFCOM or its local counterparts; and

●	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

In 2020, 2021 and 2022, First High-School Education Group Co., Ltd. did not make any capital contribution or loans to our PRC subsidiaries or VIE except that First High-School Education Group Co., Ltd. made loans of RMB63.2 million to Yunnan WFOE in 2021. Our PRC subsidiaries received RMB282.4 million, RMB137.7 million and RMB122.9 million from the VIE in 2020, 2021 and 2022, respectively, which include cash advances and service fees made by the VIE to our PRC subsidiaries for daily operations. The VIE received RMB43.0 million, RMB270.8 million and RMB139.6 million from our PRC subsidiaries in 2020, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations.

October 18, 2023

There were no other transfer of assets, dividends or distributions made between First High-School Education Group Co., Ltd., the VIE and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors in 2020, 2021 and 2022, except that (1) we declared dividends of US$24.2 million and paid such dividends, together with the previously declared but unpaid amount of RMB10.4 million, totaling US$25.7 million, to Longwater Topco B.V. in the amount of US$7.5 million and to other shareholders in the amount of US$18.2 million in the first quarter of 2021, and (2) we declared dividends of US$1.24 million, net of 10.0% withholding tax, in September 2022 and made payments in October 2022 to the holders of our ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

6.	Please revise your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff to refer to the Company’s response to comment #5 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors.”

October 18, 2023

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIE or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff to refer to the Company’s response to comment #5 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction—Cash and Asset Flows through Our Organization.”

8.	Provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity, such as the diagram included on page 69. Ensure that, with respect to relationships with the VIE, the diagram uses dashed lines without arrows. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements, similar to your disclosure on page 71. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

RESPONSE: In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure together with its footnotes disclosed in “Item 4. Information of the Company—C. Organizational Structure” of the 2022 Form 20-F to the section headed “Our Holding Company Structure and Contractual Arrangements with the VIE” in the beginning of the Introduction section in its future Form 20-F filings and use dashed lines without arrows respect to relationships with the VIE. The diagram and its footnotes illustrate the Company’s corporate structure and the entity that owns the equity in each depicted entity.

With respect to the Staff’s request for disclosure regarding the rights and challenges of the Cayman Islands holding company in its enforcement of contractual agreements, the Company respectfully advises the Staff that the Company’s contractual arrangements are made among Yunnan WFOE, the Company’s affiliated entities, and the shareholders of Long-Spring Education. The Cayman Islands holding company itself is not a party to the contractual arrangements.

The Company further undertakes to add a summary of Company’s existing description of contractual arrangements with the VIE and the uncertainties related to these contracts and the enforcement of these contracts in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

October 18, 2023

“INTRODUCTION

…

Our Holding Company Structure and Contractual Arrangements with the VIE

…

We primarily operate in China through our affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education. Our contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in our affiliated entities when and to the extent permitted by PRC law. The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education executed in December 2018.

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreement, the shareholders of Long-Spring Education unconditionally and irrevocably granted Yunnan WFOE or its designated entity the right to purchase at any time all or part of their equity interests in the affiliated entities at the lowest price applicable under PRC laws and regulations.

School Sponsor’s and Directors’ Rights Entrustment Agreement. Pursuant to the school sponsor’s and directors’ rights entrustment agreement, the school sponsors irrevocably authorized and entrusted Yunnan WFOE or its designated personnel to exercise all their rights as the school sponsor of each school. Each director appointed by the sponsor of each school unconditionally and irrevocably authorized and entrusted Yunnan WFOE to exercise all the rights as a director of the school.

Shareholders’ Rights Entrustment Agreement. Pursuant to the shareholders’ rights entrustment agreement, each shareholder of Long-Spring Education irrevocably authorized and entrusted Yunnan WFOE to exercise all the respective rights as shareholders of the affiliated entities.

Power of Attorney. Pursuant to the school sponsors’ power of attorney, each school sponsor authorized and appointed Yunnan WFOE as its agent to exercise on its behalf a school sponsor’s rights. Pursuant to the directors’ power of attorney, each director of Long-Spring Education authorized and appointed Yunnan WFOE as his/her agent to exercise on his/her behalf a director’s rights. Pursuant to the shareholders’ power of attorney, each shareholder of Long-Spring Education authorized and appointed Yunnan WFOE as his/her/its agent to exercise on his/her/its behalf a shareholder’s rights.

Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement. Yunnan WFOE provides exclusive technical and management consultancy services to the affiliated entities. Each of the affiliated entities pays Yunnan WFOE a service fee equal to the total amount of surplus of its operation.

October 18, 2023

Equity Pledge Agreement. Pursuant to the equity pledge agreement, the shareholders of Long-Spring Education unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interest in the affiliated entities, as well as all related rights, to Yunnan WFOE as security for performance of all the contractual arrangements. They also waived any pre-emptive rights upon enforcement, and Yunnan WFOE can enforce upon default by transferring all or part of the equity interest, selling the pledged equity interest, or disposing of the pledged equity interest in any other way to the extent permitted by PRC laws and regulations.

Spousal Undertaking. Pursuant to the spousal undertaking executed by the spouses of the shareholders of Long-Spring Education, the signing spouses consented to the contractual arrangements with respect to the equity interest in Long-Spring Education. The spouses will not participate in the operation, management, liquidation, or any other matters in relation to the affiliated entities. They authorized the shareholders of Long-Spring Education to exercise their shareholding rights on behalf of them to ensure the interest of Yunnan WFOE.

Loan Agreement. Pursuant to the loan agreement, Yunnan WFOE agreed to provide interest-free loans to Long-Spring Education. Each loan will be for an infinite term until termination at the sole discretion of Yunnan WFOE.

For a more detailed summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

These contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliate entities. If we had direct ownership of Long-Spring Education, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Long-Spring Education, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our affiliated entities and their shareholders or sponsors of their obligations under the contracts to exercise control over our affiliated entities. The shareholders or sponsors of our affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with Long-Spring Education. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities. Furthermore, we are a holding company incorporated in the Cayman Islands. Interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliate entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Long-Spring Education and its shareholders for our business operations in China, which may not be as effective as direct ownership in providing control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

October 18, 2023

9.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements and that those agreements are designed to provide you with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff to refer to the Company’s response to comment #1 above, wherein the Company has set forth proposed revisions to the disclosures under “Introduction—Our Holding Company Structure and Contractual Arrangements with the VIE.”

10.	Disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: In response to the Staff’s comment, the Company undertakes to supplement the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

October 18, 2023

“INTRODUCTION

…

Permissions Required from the PRC Authorities for Our Securities Offerings and Operations

Our operations in China are governed by PRC laws and regulations. As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, our PRC subsidiaries, the VIE and our affiliated entities in China have obtained all requisite permissions and approvals from the PRC government authorities that are material for our business operations in China, namely business licenses, private non-enterprise legal person registration certificates, and private school operation permits.

As of the date of this annual report, we, our PRC subsidiaries, the VIE and our affiliated entities in China, have not been denied such permissions and approvals and have not received any requirement to obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we been denied for or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business, except for Shaanxi Hengshi Tutorial School and Shaanxi Hengshui Experimental Middle School, which are still in the process of obtaining a private school operation permit and registering with the local market supervision and administration department or the local civil affairs bureau, and Hengshizhong Education Tutorial School for which the private school operation permit has been cancelled. For such schools which conduct business before we can obtain a private school operation permit, we may be subject to order to cease our operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our existing and newly opened schools in the future. If we, our PRC subsidiaries, the VIE (1) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (2) inadvertently conclude that such permissions or approvals are not required, or (3) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to obtain all required approvals, licenses and make all required registrations for our education services and business operations, and may be subject to fines and penalties if the operations of our business do not comply with applicable PRC laws and regulation”, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

October 18, 2023

Furthermore, the PRC government has recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, pursuant to the Overseas Listing Trial Measures and related guidelines, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, (1) in connection with our previous issuance of securities to foreign investors, we, our PRC subsidiaries and the VIE are not required to obtain any permissions or approvals from the CSRC, or obtain other permission or approval from the PRC government authorities; and (2) should we decide to conduct future offerings of securities overseas or up-listing to an overseas stock exchange, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such offerings.

October 18, 2023

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with other 12 government authorities, issued the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures (2020) simultaneously. The Measures for Cybersecurity Review (2021) provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. It also provides that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future, and (3) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.”

11.	We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: In response to the Staff’s comment, the Company undertakes to supplement the relevant disclosure in its future Form 20-F filings as follows, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The Company respectfully clarifies that, the information set out in the following tables is unaudited for reference of the Staff. The Company undertakes to disclose corresponding audited financial statements in its future Form 20-F filings. Adjustments to the consolidating schedules may be identified when audit work is performed for the Company’s year-end audit, which could result in material differences from this preliminary unaudited financial information. The Company has made rounding adjustments to the numerical figures included below, which the Company believes to be immaterial for the financial statements. Thus, numerical figures shown as totals in some tables might not be the exact arithmetic aggregations of the figures that precede them.

October 18, 2023

“INTRODUCTION

…

Financial Information Related to the VIE

The following tables present the condensed consolidating schedules for First High-School Education Group Co., Ltd. (the “Parent”), Yunnan WFOE and its subsidiaries, the VIE and its subsidiaries, and our other subsidiaries (i.e., our subsidiaries in the BVI and Hong Kong) for the periods and as of the dates indicated.

Condensed consolidating statements of operations information

	For the year ended December 31, 2022
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Continuing Operations
Revenues	—	—	112,268	230,238	—	342,506
Cost of revenues	—	—	(45,244)	(168,378)	—	(213,622)
Gross profit	—	—	67,024	61,860	1	128,884
Operating expenses and income:
Selling and marketing expenses	—	—	(862)	(2,239)	—	(3,101)
General and administrative expenses	(6,645)	—	(10,503)	(36,709)	(728)	(54,586)
Government grants	—	—	56	1,980	—	2,036
Bad debt provision	—	—	(9)	—	—	(9)
Income from operations	(6,645)	—	55,706	24,891	(728)	73,224

Other income/ (expenses):
Interest income	8	—	77	1,343	(5)	1,422
Interest expense	2	—	(68)	(9,487)	7	(9,546)
Foreign currency exchange (loss)/gain, net	—	—	(55)	—	—	(55)
Others, net	—	—	611	467	(9)	1,069
Investment return	10,000	—	—	—	(10,000)	—
Income before income taxes	3,364	—	56,270	17,215	(10,735)	66,114
Gain on disposal	—	—	—	1,782	(1,782)	—
Income tax expenses	(1,000)	—	(8,534)	(10,483)	—	(20,017)
Net income from continuing operations	2,364	—	47,735	8,514	(12,516)	46,097
Income/(loss) from discontinued operations, net of tax	—	—	—	(9,472)	1,781	(7,691)
Net income	2,364	—	47,735	(958)	(10,735)	38,406

October 18, 2023

	For the year ended December 31, 2021
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Continuing Operations
Revenues	—	—	127,248	307,348	(97,282)	337,314
Cost of revenues	—	—	(66,957)	(238,269)	98,457	(206,769)
Gross profit	—	—	60,291	69,079	1,176	130,545
Operating expenses and income:
Selling and marketing expenses	—	—	(2,314)	(4,125)	—	(6,440)
General and administrative expenses	(1,257)	—	(15,762)	(38,378)	7,730	(47,667)
Government grants	—	—	(315)	2,412	—	2,097
Bad debt provision	—	—	—	(14)	—	(14)
Income from operations	(1,257)	—	41,899	28,973	8,906	78,521

Other income/ (expenses):
Interest income	15	—	161	621	332	1,128
Interest expense	(1,478)	—	(509)	(10,597)	3,039	(9,545)
Foreign currency exchange (loss)/gain, net	—	—	(922)	—	—	(922)
Others, net	1,805	—	810	1,027	—	3,641
Income before income taxes	(915)	—	41,438	20,024	12,276	72,823
Income tax expenses	—	—	(6,461)	(8,581)	—	(15,042)
Net income from continuing operations	(915)	—	34,977	11,442	12,277	57,781
Income/(loss) from discontinued operations, net of tax	—	—	—	(5,088)	—	(5,088)
Net income	(915)	—	34,977	6,355	12,277	52,693

	For the year ended December 31, 2020
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Continuing Operations
Revenues	—	—	145,394	253,271	(92,420)	306,245
Cost of revenues	—	—	(48,461)	(208,313)	92,421	(164,354)
Gross profit	—	—	96,933	44,958	—	141,891
Operating expenses and income:	—	—
Selling and marketing expenses	—	—	(4,097)	(2,301)	—	(6,398)
General and administrative expenses	(1)	—	(42,351)	(14,042)	12,909	(43,485)
Government grants	—	—	226	4,051	—	4,277
Bad debt provision	—	—	—	—	—	—
Income from operations	(1)	—	50,711	32,666	12,909	96,285

Other income/ (expenses):
Interest income	—	—	288	836	—	1,124
Interest expense	—	—	(835)	(4,529)	(382)	(5,747)
Foreign currency exchange (loss)/gain, net	—	—	(469)	—	—	(469)
Others, net	—	—	(41,906)	1,347	42,300	1,741
Investment return	—	—	8,600	—	(8,600)	—
Income before income taxes	(1)	—	16,388	30,320	(46,227)	92,934
Income tax expenses	—	—	(11,111)	(2,923)	—	(14,034)
Net income from continuing operations	(1)	—	5,277	27,396	46,228	78,900
Income/(loss) from discontinued operations, net of tax	—	—	—	2,019	—	2,019
Net income	(1)	—	5,277	29,415	46,228	80,919

October 18, 2023

Condensed consolidating balance sheets information

	As of December 31, 2022
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash	7,842	—	858	96,558	—	105,258
Accounts receivable, net of allowance for doubtful accounts	—	—	55,379	41,441	(9,573)	87,247
Amounts due from related parties	67,248	—	—	41,123	(34,921)	73,450
Prepaid expenses and other current assets	7,257	—	256,410	135,121	(254,081)	144,708
Assets related to discontinued operation	—	—	—	65,815	—	65,815
Total current assets	82,347	—	312,648	380,058	(298,574)	476,478
Non-current assets
Property and equipment, net	—	—	60,758	67,405	—	128,163
Intangible assets, net	—	—	5,854	141	—	5,995
Goodwill	—	—	—	30,348	—	30,348
Deferred tax assets	—	—	7,019	6,290	—	13,309
Other non-current assets	—	6,878	100	47,176	(6,978)	47,176
Assets related to discontinued operation	—	—	—	11,010	—	11,010
Total non-current assets	—	6,878	73,731	162,370	(6,978)	236,001
Total assets	82,347	6,878	386,379	542,428	(305,552)	712,479

Liabilities and Equity
Current liabilities
Contract liabilities	—	—	29,146	135,703	(23,275)	141,574
Borrowings under financing arrangements	—	—	—	20,540	—	20,540
Bank loan	—	—	—	33,572	—	33,572
Accounts payable	—	—	38,753	10,615	(35,559)	13,809
Accrued expenses and other payables	—	—	247,344	48,211	(243,092)	52,463
Income tax payables	—	—	14,428	9,409	5,785	29,622
Amounts due to related parties	1,045	—	—	45,781	4,849	51,675
Dividend payables	(8,302)	—	—	—	10,434	2,132
Liability related to discontinued operation	—	—	—	104,641	—	104,641
Total current liabilities	(7,258)	—	329,671	408,472	(280,857)	450,028
Non-current liabilities
Borrowings under financing arrangements	—	—	—	24,987	—	24,987
Other payables	—	—	—	1,270	375	1,645
Deferred tax liabilities	—	—	870	4,285	—	5,155
Liability related to discontinued operation	—	—	—	—	—	—
Total non-current liabilities	—	—	870	30,542	375	31,787
Total liabilities	(7,258)	—	330,541	439,014	(280,482)	481,815

October 18, 2023

	As of December 31, 2021
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Assets
Current assets
Cash	10,812	—	1,206	102,179	—	144,197
Accounts receivable, net of allowance for doubtful accounts	—	—	77,313	17,296	(66,263)	28,346
Amounts due from related parties	68,545	—	137,786	10,873	(205,497)	11,707
Prepaid expenses and other current assets	1,385	—	14,444	49,939	26,532	92,300
Assets related to discontinued operation	—	—	—	134,764	—	134,764
Total current assets	80,743	—	230,748	315,051	(245,228)	381,314
Non-current assets
Long-term equity investment	—	6,878	1,100	—	(7,978)	—
Property and equipment, net	—	—	76,907	56,967	—	133, 874
Intangible assets, net	—	—	5,760	160	—	5,920
Goodwill	—	—	—	30,348	—	30,348
Deferred tax assets	—	—	6,245	8,498	1	14,744
Other non-current assets	—	—	2,000	54,488	—	56,488
Assets related to discontinued operation	—	—	—	197,982	—	197,982
Total non-current assets	—	6,878	92,013	348,443	(7,979)	439,355
Total assets	80,743	6,878	322,761	633,494	(253,207)	820,669

Liabilities and Equity
Current liabilities
Contract liabilities	—	—	24,823	131,840	(14,751)	141,912
Borrowings under financing arrangements	—	—	—	40,078	—	40,078
Bank loan	—	—	—	43,219	—	43,219
Accounts payable	—	—	60,845	8,555	(66,262)	3,138
Accrued expenses and other payables	—	—	208,162	24,354	(205,745)	26,771
Income tax payables	—	—	9,788	10,086	856	20,730
Amounts due to related parties	966	—	—	3,027	13,916	17,909
Dividend payables	(10,434)	—	—	—	10,434	—
Liability related to discontinued operation	—	—	—	218,289	—	218,289
Total current liabilities	(9,486)	-	303,618	479,448	(261,553)	512,046
Non-current liabilities
Borrowings under financing arrangements	—	—	—	44,178	—	44,178
Other payables	—	—	—	7,989	—	7,989
Deferred tax liabilities	—	—	870	1,315	—	2,185
Liability related to discontinued operation	—	—	—	23,907	—	23,907
Total non-current liabilities	—	—	870	77,389	—	78,259
Total liabilities	(9,468)	—	304,488	556,837	(261,553)	590,305

October 18, 2023

Condensed consolidating cash flows information

	For the year ended December 31, 2022
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash generated from/(used) in operating activities—Continuing Operations	(1,327)	—	59,412	(142,771)	—	(84,686)
Net cash generated from/(used) from operating activities—Discontinued Operations	—	—	—	85,275	—	85,275
Net cash generated from/(used) in investing activities—Continuing Operations	—	—	(1,810)	27,897	—	26,087
Net cash generated from/(used in) investing activities—Discontinued Operations	—	—	—	107,586	—	107,586
Net cash generated from/(used in) financing activities —Continuing Operations	(6,965)	—	(38,629)	(37,724)	—	(83,318)
Net cash generated from/(used in) financing activities —Discontinued Operations	—	—	—	—	—	—
Effect of exchange rate changes on cash	5,322	—	(3,354)	—	—	1,968
Net increase in cash	(2,970)	—	15,618	40,264	—	52,912
Cash at the beginning of the year	10,812	—	1,206	102,179	—	114,197
Cash at the end of the year	7,842	—	859	158,409	—	167,109
Less: Cash and cash equivalents from the discontinued operations, end of period	—	—	—	(61,851)	—	(61,851)
Cash and cash equivalents, from the continuing operations end of period	7,842	—	859	96,557	—	105,258

October 18, 2023

	For the year ended December 31, 2021
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash generated from/(used) in operating activities—Continuing Operations	(1,418)	—	(119,696)	99,939	—	(21,175)
Net cash generated from/(used) from operating activities—Discontinued Operations	—	—	—	109,545	—	109,545
Net cash generated from/(used) in investing activities—Continuing Operations	—	—	(4,602)	(63,255)	—	(67,857)
Net cash generated from/(used in) investing activities—Discontinued Operations	—	—	—	(65,755)	—	(65,755)
Net cash generated from/(used in) financing activities —Continuing Operations	13,178	—	82,279	38,728	—	134,185
Net cash generated from/(used in) financing activities —Discontinued Operations	—	—	—	(10,614)	—	(10,614)
Effect of exchange rate changes on cash	(949)	—	1,267	—	—	318
Net increase in cash	10,812	—	(40,753)	108,587	—	78,647
Cash at the beginning of the year	—	—	69,981	66,972	—	136,953
Cash at the end of the year	10,812	—	1,205	203,583	—	215,600
Less: Cash and cash equivalents from the discontinued operations, end of period	—	—	—	(101,403)	—	(101,403)
Cash and cash equivalents, from the continuing operations end of period	10,812	—	1,205	102,180	—	114,197

October 18, 2023

	For the year ended December 31, 2020
	Parent	Other subsidiaries	Yunnan WFOE and its subsidiaries	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash generated from/(used) in operating activities—Continuing Operations	(144)	—	175,961	(205,729)	—	29,912
Net cash generated from/(used) from operating activities—Discontinued Operations	—	—	—	134,735	—	134,735
Net cash generated from/(used) in investing activities—Continuing Operations	—	—	(7,579)	(27,547)	—	(35,126)
Net cash generated from/(used in) investing activities—Discontinued Operations	—	—	—	16,089	—	16,089
Net cash generated from/(used in) financing activities —Continuing Operations	—	—	(121,032)	112,583	—	(8,449)
Net cash generated from/(used in) financing activities —Discontinued Operations	—	—	—	13,542	—	13,542
Effect of exchange rate changes on cash	144	—	—	—	—	144
Net increase in cash	—	—	47,350	43,673	—	91,022
Cash at the beginning of the year	—	—	22,633	94,700	—	117,333
Cash at the end of the year	—	—	69,981	138,375	—	208,356
Less: Cash and cash equivalents from the discontinued operations, end of period	—	—	—	(71,403)	—	(71,403)
Cash and cash equivalents, from the continuing operations end of period	—	—	69,981	66,972	—	136,953

October 18, 2023

Item 3. Key Information

Summary Risk Factors, page 1

12.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

October 18, 2023

“ITEM 3. KEY INFORMATION

…

D. Risk Factors

Summary Risk Factors

…

Risks related to doing business in China

●	Changes ~~changes~~ in China’s economic, political or social conditions or government policies, laws and regulations, which could adversely affect the education services market and harm our business. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in China—PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business”, “—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect and store data during the conduct of our business” and “—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required”;

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly with little advance notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us”;

●	Our business is susceptible to any actions by the Chinese government which may cause us to make material changes to the operation of our PRC subsidiaries or the affiliated entities. The PRC government has significant oversight over our business operations, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”;

October 18, 2023

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash and Asset Flows through Our Organization” and “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”;

●	We face risks arising from the significant uncertainties in the application and interpretation of the Law on Promoting Private Education, the Implementation Rules and their detailed implementation rules and regulations;

●	We face risks arising from the increased regulatory scrutiny focus on U.S.-listed companies with operations in China, which could add uncertainties to our business operations, share price and reputation; and

●	We face risks arising from the difficulty for overseas regulators to conduct investigations or collect evidence within China, which could increase difficulties you face in protecting your interests.”

Risks Related to Doing Business in China, page 24

13.	Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company’s business and any future offerings, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff to refer to the Company’s response to comment #4 above.

October 18, 2023

14.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

RESPONSE: In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant risk factor in its future Form 20-F filings as follows (with additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise ~~substantial~~ more comprehensive control over ~~virtually every~~ expanding sectors of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and affiliated entities to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters.

The economic and social conditions in China differ from those of the countries in other jurisdictions in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. These reforms have resulted in significant economic growth and social prospects. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. For example, on May 14, 2021, the PRC State Council promulgated the Implementation Rules, which have had significant impacts on our business operations and our results of operations. See “—Risks Related to Our Business and Industry—Our efforts to be in compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future.” Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

October 18, 2023

While the Chinese economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on our business operations and/or the value of our securities. Our results of operations and financial condition could be materially and adversely affected by government control over capital investments, foreign investment or changes in applicable tax regulations. The PRC government has also implemented certain measures in the past, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business, results of operations and financial condition. In addition, future pandemics outbreaks similar to COVID-19 may also trigger tightening controls, and have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for its products and adversely affect its competitive position.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities, which would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and the affiliated entities’ compliance with such regulations or interpretations. For instance, the PRC government has significant discretion over the business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, following the recent introduction of Overseas Listing Trial Measures by the PRC government, more oversight and control over overseas securities offerings and foreign investments in China-based companies can be expected. As such, our PRC subsidiaries and the affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

…

Accordingly, any actions by the Chinese government ~~actions~~ in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities at any time, or to exert more oversight and control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.”

October 18, 2023

Failure to comply with governmental regulations and other legal obligations concerning data protection..., page 29

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and future offerings and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant risk factor in its future Form 20-F filings as follows (with deletions shown in strikethrough and additions in underline showing the changes against the disclosure in the 2022 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect and store data during the conduct of our business.

…

As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments ~~and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities~~. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CAC or any other PRC governmental authorities that have jurisdiction over our operations. As advised by our PRC legal counsel, Beijing Zhongwen Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future, and (3) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.

……

Furthermore, as advised by our PRC legal counsel, Beijing Zhongwen Law Firm, based on the facts that, (1) the Measures for Cybersecurity Review (2021) and the Personal Information Protection Law were newly adopted, and the implementation and interpretation of both are subject to uncertainties, and (2) except as otherwise disclosed in the annual report, we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.”

October 18, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at 86-10-6255-5966 or tommyzhou@dygz.com, or the Company’s U.S. counsel, Dan Ouyang of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at 86-10-6529-8308 or douyang@wsgr.com.

Very truly yours,

/s/ Tommy Zhou
Tommy Zhou
Chief Financial Officer

Enclosures

cc:

Dan Ouyang, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Adrian Yap, Partner, Audit Alliance LLP